Exhibit 99.1

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Shareholders (the “AGM”) of CNH Industrial N.V. (the “Company” or “CNH Industrial”) is convened at 12:00 p.m. CET on Wednesday April 16, 2014, at Hilton Hotel Amsterdam, Apollolaan 138, 1077 BG in Amsterdam, the Netherlands. The language of the meeting shall be English. The AGM is convened to discuss and decide on the following:

AGENDA

1.	OPENING

2.	ANNUAL REPORT 2013

a.	Application of the remuneration policy in 2013 (discussion)

b.	Policy on additions to reserves and on dividends (discussion)

c.	Adoption of the 2013 Annual Financial Statements (voting)

d.	Determination and distribution of dividend (voting)

e.	Release from liability of the executive directors and the non-executive directors of the Board (voting)

3.	RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS AND THE NON-EXECUTIVE DIRECTORS

a.	Re-appointment of Sergio Marchionne (voting)

b.	Re-appointment of Richard J. Tobin (voting)

c.	Re-appointment of John P. Elkann (voting)

d.	Re-appointment of Mina Gerowin (voting)

e.	Re-appointment of Maria Patrizia Grieco (voting)

f.	Re-appointment of Léo W. Houle (voting)

g.	Re-appointment of Peter Kalantzis (voting)

h.	Re-appointment of John B. Lanaway (voting)

i.	Re-appointment of Guido Tabellini (voting)

j.	Re-appointment of Jacqueline Tammenoms Bakker (voting)

k.	Re-appointment of Jacques Theurillat (voting)

4.	REMUNERATION FOR THE EXECUTIVE AND NON-EXECUTIVE DIRECTORS

a.	Adoption of the remuneration policy for the executive directors and the non-executive directors (voting)

b.	Approval of an equity incentive plan in which employees and executive directors may participate (voting)

5.	DELEGATION TO THE BOARD OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING)

Exhibit 99.1

6.	CLOSE OF MEETING

AGM documentation

The AGM documentation:

•	CNH Industrial Annual Report (Report on Operations, Consolidated Financial Statements and Statutory Financial Statements) and the Independent Auditor’s Report,

•	the explanatory notes to the Agenda with proposed resolutions and information about members of the Board of Directors whose re-appointment has been proposed, and

•	instructions and documents for participation and voting at the AGM,

are available on the Company’s website (www.cnhindustrial.com/Investors/Shareholder Info/Shareholder Meetings). These documents are also available at the Company’s offices at Cranes Farm Road, Basildon, Essex SS14 3AD (United Kingdom), for shareholders and persons entitled to attend the meeting which will receive a copy free of charge.

Participation and voting

Under Dutch law and the Company’s Articles of Association, persons entitled to attend and to vote at the AGM are (i) shareholders (which for the purposes of this notice include holders of a Dutch law right of usufruct) as of March 19, 2014 (record date) registered in the AGM Register established for that purpose by the Board of Directors after all debit and credit entries have been handled as per the record date, regardless of whether the shares are still held by them at the date of the AGM and (ii) in addition have registered themselves in the manner mentioned below.

Company shares can be held in three ways:

•	registered in the loyalty register – Shareholders holding special voting shares and common shares or shareholders holding common shares for which they have elected to receive special voting shares. The common shares and special voting shares are registered in the books and records of the Company’s agents: Computershare Trust Co. NA and Computershare S.p.A. (each the “Agent” and both the “Agents”).

•	as registered shareholders – if shareholders hold shares directly in their own name in the United States, such shares are held in registered form in an account at Computershare Trust Co. NA as the transfer agent of the Company.

•	in a bank, brokerage or other intermediary account through Cede & Co., as the nominee of the Depository Trust Company (“DTCC”), including shares in an intermediary account with a participant in the Monte Titoli clearing system (these shares are included in the shareholder register name of Cede & Co.)

The Agents will send AGM meeting materials to shareholders registered in the loyalty register and/or registered shareholders, including a proxy form that allows them to give someone else the right to vote their shares in accordance with their instructions. In this way, shareholders can ensure that their vote will be counted even if they are unable to attend the AGM. The proxy form will also be available on the Company’s website (www.cnhindustrial.com/Investors/Shareholder Info/Shareholder Meetings).

Shareholders registered in the loyalty register and/or registered shareholders, will be entitled to attend the AGM (either in person or by proxy, please note proxy instructions below) if they have notified the relevant Agent by 11:00 p.m. CET on April 9, 2014 of their attendance in writing or electronically (contact details at the end of this announcement).

If shareholders hold their shares in an intermediary account with a participant in the Monte Titoli clearing system, and wish to attend the AGM (either in person or by proxy, please note proxy instructions below), they should ask their intermediary to obtain the entitlement to be registered in the AGM Register and documents necessary to attend the AGM (the Attendance Card). Intermediaries must submit registration requests (including the number of shares notified for registration and held by the relevant shareholder on the record date) ultimately by 11:00 p.m. CET on April 9, 2014 to Computershare S.p.A.

The abovementioned shareholders may give their voting instructions through the proxy form located on the Company’s website (see instructions below). They can also cast their vote in advance of the AGM via the web procedure made available on the Company’s website (www.cnhindustrial.com/Investors/Shareholder Info/Shareholder Meetings).

If these shareholders request to attend the AGM (either in person or by proxy), they will receive an Attendance Card issued in their name. This will serve as admission certificate and the shareholder (or his or her proxy) will need to submit the Attendance Card at the AGM on April 16, 2014 to enter the AGM. For this purpose the Attendance Card also contains a proxy form section. Prior to the AGM, the attendance card and as well as a copy of the written power of attorney when applicable shall have to be handed over at the registration desk.

Exhibit 99.1

If shareholders hold their shares in a bank, brokerage or intermediary account in the United States, their bank or brokerage firm, as the record holder of their shares, is required to vote their shares according to their instructions. In order to vote their shares and/or attend the AGM, they will need to follow the directions provided by the bank or brokerage firm.

Representation by proxy – Subject to compliance with the above provisions, shareholders can attend and vote at the AGM in person or by proxy. In order to give proxy and voting instructions, the shareholder (a) must have registered his or her shares as set out above and (b) must ensure that the duly completed and signed proxy including, as appropriate, voting instructions, will be received by the relevant Agent (contact details below) by 11:00 p.m. CET on April 9, 2014 in writing or electronically pursuant to instructions contained in the proxy forms.

Identification – Persons entitled to attend the AGM may be requested to identify themselves at the registration desk prior to admission to the AGM and are therefore requested to bring a valid identity document.

Issued capital and voting rights of the Company – At the day of this announcement (March 4, 2014) the Company has an issued share capital of EUR 18,272,417.20 consisting of 1,352,767,444 common shares with a nominal value of EUR 0.01 each and 474,474,276 special voting shares with a nominal value of EUR 0.01 each. The number of voting rights at that day amounts to 1,819,170,126.

Address details Agents:

Computershare S.p.A.

Via Nizza 262/73, 10126 Torino (Italy)

e-mail: cnhi@computershare.it cnhi@pecserviziotitoli.it

Computershare Trust Company NA

P.O. BOX 30170

College Station, TX 77842-3170

Web.queries@computershare.com

Overnight correspondence should be sent to:

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

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